Mail Stop 6010

August 27, 2008

VIA U.S. MAIL AND FAX (408) 486-2200

Mr. Marvin D. Burkett
Chief Financial Officer
Nvidia Corporation
2701 San Tomas Expressway
Santa Clara, California 95050

      Re: **Nvidia Corporation**
                Form 10-K for the year ended January 27, 2008
                Filed March 21, 2008
                Form 10-Q for the quarter ended July 27, 2008
                File No. 000-23985

Dear Mr. Burkett:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended July 27, 2008

Financial Statements, page 3

Note 16. Fair Value of Cash Equivalents and Marketable Securities, page 25

1.   We note that approximately 92% of your available for sale securities were measured based on level 2 inputs. Please tell us more about the inputs used, including how you obtain these inputs, what they represent and how you are able to corroborate these prices. Further, please explain to us and investors in future filings the nature of these particular markets and why they would be considered "less active markets" as you refer to them. For example, explain if the market is less active due to the fact that the related auctions are failing.

2.   We see that all of your cash equivalents and marketable securities valuations are classified as level 1 or level 2 because you "value those using quoted market prices or alternative pricing sources and models utilizing market observable inputs." Please respond to the following:
   •   Please tell us, and revise future filings to tell investors, what your alternative pricing sources are and how you obtain and corroborate this information.
   •   Further, please also explain how you develop the models utilizing market observable inputs, explain the nature of these models, why you believe these values represent the current fair value of your investments, any significant assumptions used in the model and how you corroborate the information provided by these models.
   •   Tell us the amount of the cash equivalents and marketable securities that are valued based on alternative pricing sources as well as the amount based on the models utilizing market observable inputs.
   •   Please clearly explain to us why you believe the inputs obtained through the use of models utilizing market observable inputs represent level 2 inputs rather than level 3 inputs.
   •   Please also revise your Critical Accounting Policies in future filings to discuss significant assumptions and estimates made by management in determining fair value.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 34

Liquidity, page 35

3.   We note that you hold approximately $1.66 billion and $1.81 billion in cash, cash equivalents and marketable securities at July 27, 2008 and January 27, 2008, respectively. Further, we noted that $892.6 million of your portfolio had a maturity of less than a year

and a substantial majority of your remaining investments have remaining maturities of three years or less.

- Please clarify for us the amount of your investments that you have classified as short term and as long-term as of July 27, 2008.

- We see your disclosure that recent U.S. sub-prime mortgage defaults have had a *significant impact* across various sectors of the financial markets causing credit and liquidity issues and the short term funding markets experienced issues *during the third and fourth quarter of calendar 2007*. We also noted your related disclosure that if the market continues to deteriorate your investment portfolio may be impacted and you could determine some of your investments are impaired. Please explain the current impact of the referenced market conditions on your investment portfolio and how you determined that that you did not have any other than temporary impairments on your portfolio of available for sale investments as of July 27, 2008.

- Please also clarify whether you have the intent and the ability to hold these securities until maturity, if necessary. Refer to SFAS 115, SAB Topic 5M, or other authoritative accounting literature which supports your analysis.

Exhibit 31

4.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

          As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

                                        Sincerely,

                                        Jay Webb
                                        Reviewing Accountant